UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Sapiens to Announce Third Quarter 2014 Financial Results on Wednesday, November 12, 2014

Holon, Israel – October 28, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that it will report its financial results for the third quarter ended September 30, 2014 on Wednesday, November 12, 2014.

Management will host a conference call and a webcast on Wednesday, November 12th, at 9:00 a.m. Eastern Time (4:00 p.m. Israel Time) to review and discuss the Company's results.

Please call the following numbers (at least 10 minutes before the scheduled time) in order to participate:

North America toll-free: + 1.866.860.9642

International: +972.3. 918.0650

UK: 0.800.051.8913

The live webcast of the call will also be accessible on Sapiens Website at: http://www.sapiens.com/webcasts-presentations.htm

If you are unavailable to join live, a replay of the call will be accessible until November 19th, 2014, as follows:

North America: +1.888.269.0005

International: +972.3.925.5928

A recorded version of the webcast will also be available via the Company website, for three months at the same location.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact:
Yaffa Cohen-Ifrah

Vice President Corporate Marketing and Communications

Sapiens International

Phone: +972-3-790 2026

US Mobile: +1-201-250-9414

Email: yaffa.cohen-ifrah@sapiens.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

Dated: October 28, 2014